February 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jonathan Burr, Esq.

Re:	Cartesian Growth Corporation

Registration Statement on Form S-1

Filed February 5, 2021, as amended

File No. 333-252784

Dear Mr. Burr,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Cartesian Growth Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Tuesday, February 23, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 300 copies of the Preliminary Prospectuses dated February 5, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By: /s/ David Batalion_______

Name: David Batalion

Title: Managing Director, Investment Banking